Exhibit 99.1

Kitov Successfully Completes IND-enabling Studies to advance NT219 for the Treatment of Patients with Recurrent or Metastatic Head and Neck Cancers

TEL AVIV, Israel, June 27, 2019 - Kitov Pharma Ltd. (“Kitov”) (NASDAQ/TASE: KTOV), a pharmaceutical company focused on advancing first-in-class oncology therapies to overcome tumor drug resistance, increase treatment response rate, and slow tumor progression, today announced that it has successfully completed the laboratory phase of the IND-enabling studies for NT219, a first-in-class, dual-inhibitor small molecule, designed to prevent and overcome cancer drug resistance. The preclinical GLP toxicology studies have demonstrated good tolerability at the highest dose levels expected to be tested in Kitov’s planned Phase 1/2 study treating patients with squamous cell carcinoma of the head and neck (SCCHN).

“We are excited with the completion of the IND-enabling studies for NT219 which advances our growing oncology pipeline to the clinic,” stated Isaac Israel, chief executive officer of Kitov. “Our planned development of NT219 is based on strong preclinical evidence demonstrating that the combination of NT219 with the EGFR antibody cetuximab has potential clinical benefits for patients with recurrent or metastatic SCCHN whose cancer has not responded or has become resistant to early-line immuno-oncology or chemotherapy treatments. Pending a smooth regulatory review process, we look forward to initiating a Phase 1/2 trial with NT219 and cetuximab in the U.S. by the end of 2019.”

Kitov is preparing for completion of the GMP manufacturing of the drug product and submission of an investigational new drug (IND) application with the U.S. Food and Drug Administration (FDA) to initiate a dose-escalation Phase 1/2 study to treat SCCHN cancer patients with the combination of NT219 and cetuximab.

About NT-219

NT219, is a first-in-class small molecule designed to prevent and overcome cancer drug resistance. NT-219 is an inhibitor of two signaling proteins involved in drug resistance, Insulin Receptor Substrate 1 and 2 (IRS1/2) and Signal Transducer and Activator of Transcription 3 (STAT3). Efficacy of NT-219 was demonstrated in PDX models in combination with targeted therapies, chemotherapies and immuno-oncology therapies in delaying onset and reversing resistance to anti-cancer drugs in head and neck, colon, lung, and pancreatic cancers. Kitov is planning to initiate a Phase 1/2 open label multi-center study of NT-219 in combination with cetuximab (ErbituxTM) in patients with recurrent or metastatic squamous cell carcinoma of the head and neck (SCCHN) by the end of 2019.

About Kitov Pharma

Kitov Pharma (Kitov Pharma Ltd.; NASDAQ/TASE: KTOV) is advancing first-in-class oncology therapies to overcome tumor drug resistance, increase treatment response rate, and slow tumor progression. Kitov’s oncology pipeline includes NT219 a small molecule targeting novel cancer drug resistance pathways and Kitov is under contract to acquire 100% of FameWave Ltd. which owns CM-24, a humanized monoclonal antibody directed against carcinoembryonic antigen-related cell adhesion molecule 1 (CEACAM1), an immune checkpoint protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family. CM-24 is being developed for multiple oncological indications according to the expression pattern of its target protein. Following the recent receipt of the approval of Kitov’s shareholders for the acquisition of FameWave, and the finalization of a clinical collaboration agreement between FameWave and Bristol Myers Squibb (NYSE:BMY) for their planned Phase 1/2 clinical trials to evaluate the combination of CM-24 with nivolumab (Opdivo®), a PD-1 inhibitor, the acquisition is expected to close during the third quarter of 2019, subject to fulfillment of certain additional closing conditions. In addition, Kitov’s combination drug, Consensi™, treating osteoarthritis pain and hypertension simultaneously, was approved by the FDA for marketing in the U.S and is partnered in the U.S, China and South Korea.

By lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people’s lives. For more information on Kitov, the content of which is not part of this press release, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov’s Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the manner in which the parties to the transaction for the acquisition of FameWave by Kitov plan to effect the transaction; the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction considering the various closing conditions; the plans, strategies and objectives of management for future operations; product development for NT219 and CM-24; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing; the process by which early stage products such as CM-24 could potentially lead to an approved product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2018 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.govFor further information, contact:

Gil Efron
Deputy CEO & Chief Financial Officer
+972-3-933-3121 ext. #105

IR@kitovpharma.com

Media Inquiries:

Darren Opland, Ph.D.

darren@lifescipublicrelations.com

+1 646 627 8387